UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

KVH Industries, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

482738101

(CUSIP Number)

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 4, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		800,939
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

800,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

2

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		267,658
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

267,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

267,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		800,939
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

800,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		267,658
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

267,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

267,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,068,597
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,068,597
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,068,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,068,597
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,068,597
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,068,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

John Mutch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		260,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

260,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

260,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

Peter T. Shaper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		18,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

18,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

Potomac Capital Partners V, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		424,267
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

424,267
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

424,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

Potomac Capital Management V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		424,267
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

424,267
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

424,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

Potomac Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		424,267
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

424,267
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

424,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

CO, IA

13

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

Paul J. Solit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		424,267
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,700
	10	SHARED DISPOSITIVE POWER

424,267
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

429,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 482738101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

(a)	This statement is filed by:
(i)	VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii)	VIEX Special Opportunities Fund II, LP (“VSO II”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

(iii)	VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company, as the general partner of Series One;

(iv)	VIEX Special Opportunities GP II, LLC (“VSO GP II”), a Delaware limited liability company, as the general partner of VSO II;
(v)	VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company, as the investment manager of each of Series One and VSO II;
(vi)	Eric Singer, as managing member of each of VIEX GP, VSO GP II, and VIEX Capital (collectively, “VIEX”), and as a nominee for the Board of Directors (the “Board”) of the Issuer;
(vii)	John Mutch (together with Mr. Singer, the “Nominees”), as a nominee for the Board;
(viii)	Bradley L. Radoff;
(ix)	Peter T. Shaper;
(x)	Potomac Capital Partners V, LP (“Potomac Capital”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(xi)	Potomac Capital Management V LLC (“Potomac Capital GP”), a Delaware limited liability company, as the general partner of Potomac Capital;
(xii)	Potomac Capital Management, Inc. (“Potomac Capital Management”), a New York Corporation, as the investment manager of Potomac Capital; and
(xiii)	Paul J. Solit, as the sole principal and controlling person of each of Potomac Capital Management and Potomac Capital GP (“Mr. Solit,” and collectively with Potomac Capital, Potomac Capital GP and Potomac Capital Management, “Potomac”; and together with VIEX, Mr. Mutch, Mr. Radoff and Mr. Shaper, the “Group”).
15

CUSIP No. 482738101

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons” or “we.” Each of the Reporting Persons is party to that certain Second Amended and Restated Group Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Potomac Capital Management. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of the members of VIEX is 323 Sunny Isles Blvd, Suite 700, Sunny Isles Beach, Florida 33160. The principal business address of Mr. Mutch is 1735 W. Pebble Road, Las Vegas, Nevada 89123. The principal business address of Mr. Radoff is 2727 Kirby Drive, Houston Texas 77098. The principal business address of Mr. Shaper is 2000 Edwards Street, Houston, Texas, 77007. The principal office of each of the members of Potomac is 299 Park Avenue, 21st Floor, New York, New York, 10171.

(c)       The principal business of Series One and VSO II is investing in securities. The principal business of VIEX GP is acting as the general partner of Series One. The principal business of VSO GP II is acting as the general partner of VSO II. The principal business of VIEX Capital is serving as the investment manager to Series One and VSO II. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP, VSO GP II, and VIEX Capital. The principal occupation of Mr. Mutch is as a private investor. The principal occupation of Mr. Radoff is serving as a partner of Fondren Management LP, an investment management company based in Houston, Texas. The principal occupation of Mr. Shaper is serving as a founding partner of Genesis Park, a private equity firm based in Houston, Texas. The principal business of Potomac Capital is investing in securities. The principal business of Potomac Capital GP is serving as the general partner of Potomac Capital. The principal business of Potomac Capital Management is serving as the investment manager to Potomac Capital GP. The principal occupation of Mr. Solit is serving as the sole principal and controlling person of each of Potomac Capital GP and Potomac Capital Management.

(d)       No Reporting Person, nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Series One, VSO II, VIEX GP, VSO GP II, VIEX Capital, Potomac Capital and Potomac Capital GP is organized under the laws of the State of Delaware. Potomac Capital Management is organized under the laws of the State of New York. Messrs. Mutch, Singer, Radoff, Shaper and Solit are citizens of the United States of America.

16

CUSIP No. 482738101

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 800,939 Shares beneficially owned by Series One is approximately $9,904,673, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 267,658 Shares beneficially owned by VSO II is approximately $2,483,839, including brokerage commissions.

The Shares purchased by Mr. Mutch were purchased with personal funds in open market purchases as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 10,000 Shares beneficially owned by Mr. Shaper is approximately $136,100, excluding brokerage commissions.

The Shares purchased by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 260,000 Shares beneficially owned by Mr. Radoff is approximately $3,217,365, including brokerage commissions.

The Shares purchased by Mr. Shaper were purchased with personal funds in open market purchases as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 18,500 Shares beneficially owned by Mr. Shaper is approximately $249,750, excluding brokerage commissions.

The Shares purchased by Potomac Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 424,267 Shares beneficially owned by Potomac Capital is approximately $4,719,321, including brokerage commissions.

The Shares purchased by Mr. Solit were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 5,700 Shares beneficially owned by Mr. Solit is approximately $56,652, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

In early March, the Issuer sent a letter to VIEX requesting additional information from the Nominees (the “Information Requests”) purportedly required under the Issuer’s Amended and Restated Bylaws (the “Bylaws”). VIEX and the Issuer then exchanged letters regarding the scope and appropriateness of the Information Requests. On March 26, 2021, VIEX informed the Issuer that it would not be responding to the Information Requests as it was not seeking to have the Issuer’s Nominating and Corporate Governance Committee support the Nominees because it was intending to run its own proxy solicitation. VIEX further informed the Issuer that it viewed the Information Requests as not reasonable or relevant and that they did not appear to serve any purpose other than seeking to harass and intimidate the Nominees.

17

CUSIP No. 482738101

Over a month later, on April 30, 2022, the Issuer notified VIEX that the Board has determined that the Nominees are ineligible to stand for election to the Board. The next business day, the Issuer repeated this claim in its preliminary proxy statement and publicly announced that the Board had determined that the nomination of the Nominees would be disregarded at the 2021 Annual Meeting because the Nominees failed to respond to the Information Requests.

VIEX strongly disagrees and disputes the Issuer’s claim that is has grounds to invalidate VIEX’s nomination of the Nominees. VIEX believes that disqualifying the Nominees not only has no legal basis but would disenfranchise the Issuer’s stockholders from choosing new directors at the 2021 Annual Meeting. VIEX intends to continue its solicitation for the election of the Nominees and reserves all rights to pursue any and all legal remedies.

On May 4, 2021, Potomac Capital, Potomac Capital GP, Potomac Capital Management and Mr. Solit joined VIEX’s “group,” within the meaning of Section 13(d)(3) of the Exchange Act, for the purpose of seeking the election of the Nominees to the Board at the 2021 annual meeting of stockholders of the Issuer (the “2021 Annual Meeting”) and for the purpose of taking all other action necessary to achieve the foregoing. The Group believes that the Nominees have the necessary experience, qualifications and skill sets to serve as directors of the Issuer and create meaningful change at the Issuer to maximize value for all stockholders.

With the additions of Potomac Capital, Potomac Capital GP, Potomac Capital Management and Mr. Solit, the Reporting Persons believe their Group possesses even more industry experience, insight and vision that can help the Issuer improve its operations and maximize value for all stockholders.

The Reporting Persons now constitute the largest stockholder of the Issuer and have nominated two highly qualified directors with strong governance and strategic expertise that the group believes are sorely needed to hold management accountable for decades of poor performance. While the group has focused on the issues at hand in an effort to restore profitability at the Issuer and improve TSR, the Board appears to be seeking to avoid accountability. It has determined to self-refresh without any apparent stockholder input and seems prepared to engage in a low-road campaign designed to smear the reputations of the group’s Nominees and certain other members of the group. While the Reporting Persons welcome the addition of new, diverse candidates to the Board, they should not be added as a defense measure to avoid the election of directors with personal capital at risk who will be strong voices in the Board room to help improve the Issuer’s financial and stock price performance.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated in their entirety to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 18,485,430 Shares outstanding, which is the total number of Shares outstanding as of April 21, 2021 as reported in the Issuer’s Amendment No. 1 to the Annual Report on Form 10-K/A, filed with the Securities and Exchange Commission on April 30, 2021.

18

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A.	Series One
(a)	As of the close of business on May 5, 2021, Series One beneficially owned 800,939 Shares.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 800,939
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 800,939

(c)	The transactions in the securities of the Issuer by Series One since the filing of Amendment No. 1 are set forth in Schedule B and are incorporated herein by reference.
B.	VSO II
(a)	As of the close of business on May 5, 2021, VSO II beneficially owned 267,658 Shares.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 267,658
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 267,658

(c)	VSO II has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1.
C.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 800,939 Shares beneficially owned by Series One.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 800,939
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 800,939
(c)	VIEX GP has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1. The transactions in the securities of the Issuer on behalf of Series One since the filing of Amendment No. 1 are set forth in Schedule B and are incorporated herein by reference.
D.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 267,658 Shares beneficially owned by VSO II.

Percentage: Approximately 1.4%

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(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 267,658
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 267,658

(c)	VSO GP II has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1.
E.	VIEX Capital
(a)	VIEX Capital, as the investment manager to Series One and VSO II, may be deemed the beneficial owner of the (i) 800,939 Shares beneficially owned by Series One and (ii) 267,658 Shares beneficially owned by VSO II.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,068,597
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,068,597
(c)	VIEX Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1. The transactions in the securities of the Issuer on behalf of Series One since the filing of Amendment No. 1 are set forth in Schedule B and are incorporated herein by reference.
F.	Eric Singer
(a)	Mr. Singer, as the managing member of each of VIEX GP, VSO GP II, and VIEX Capital, may be deemed the beneficial owner of the (i) 800,939 Shares beneficially owned by Series One and (ii) 267,658 Shares beneficially owned by VSO II.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,068,597
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,068,597
(c)	Mr. Singer has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1. The transactions in the securities of the Issuer on behalf of Series One since the filing of Amendment No. 1 are set forth in Schedule B and are incorporated herein by reference.
G.	John Mutch
(a)	As of the close of business on May 5, 2021, Mr. Mutch beneficially owned 10,000 Shares.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the securities of the Issuer by Mr. Mutch since the filing of Amendment No. 1 are set forth in Schedule B and are incorporated herein by reference.
H.	Bradley L. Radoff
(a)	As of the close of business on May 5, 2021, Mr. Radoff beneficially owned 260,000 Shares.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 260,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 260,000
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the securities of the Issuer by Mr. Radoff since the filing of Amendment No. 1 are set forth in Schedule B and are incorporated herein by reference.
I.	Peter T. Shaper
(a)	As of the close of business on May 5, 2021, Mr. Shaper beneficially owned 18,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 18,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,500
4. Shared power to dispose or direct the disposition: 0
(c)	The Mr. Shaper has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1.
J.	Potomac Capital
(a)	As of the close of business on May 5, 2021, Potomac Capital beneficially owned 424,267 Shares.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 424,267
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 424,267

(c)	The transactions in the securities of the Issuer by Potomac Capital during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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K.	Potomac Capital GP
(a)	Potomac Capital GP, as the general partner of Potomac Capital GP may be deemed the beneficial owner of the 424,267 Shares beneficially owned by Potomac Capital.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 424,267
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 424,267

(c)	Potomac Capital GP has not entered into any transactions in the securities of the Issuer During the past sixty days. The transactions in the securities of the Issuer on behalf of Potomac Capital during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Potomac Capital Management
(a)	Potomac Capital Management, as the investment manager to Potomac Capital, may be deemed the beneficial owner of the 424,267 Shares beneficially owned by Potomac Capital.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 424,267
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 424,267
(c)	Potomac Capital Management has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Potomac Capital during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
M.	Paul J. Solit
(a)	As of the close of business on May 5, 2021, Mr. Solit, as the sole principal and controlling person of each of Potomac Capital Management and Potomac Capital GP, may be deemed the beneficial owner of the (i) 424,267 Shares beneficially owned by Potomac Capital, (ii) 500 Shares held directly by Mr. Solit through his IRA and (iii) 5,200 Shares held in trust for the benefit of Mr. Solit’s children and in Mr. Solit's wife's IRA over which Mr. Solit has sole voting and dispositive power.

Percentage: 2.3%

(b)	1. Sole power to vote or direct vote: 5,700
2. Shared power to vote or direct vote: 424,267
3. Sole power to dispose or direct the disposition: 5,700
4. Shared power to dispose or direct the disposition: 424,267
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(c)	Mr. Solit has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Potomac Capital during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 4, 2021, the Reporting Persons amended and restated the Amended and Restated Group Agreement in its entirety (as amended, the “Second Amended and Restated Group Agreement”) pursuant to which, among other things, the parties agreed (a) to add Potomac Capital, Potomac Capital GP, Potomac Capital Management and Mr. Solit to the Group, (b) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, if applicable, (c) to solicit proxies for the election of the Mr. Mutch and Mr. Singer at the 2021 Annual Meeting of stockholders, and (d) that VIEX would bear all expenses incurred in connection with the Reporting Persons’ activities, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations. The Second Amended and Restated Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Second Amended and Restated Group Agreement by and among VIEX Opportunities Fund, LP – Series One, VIEX Special Opportunities Fund II, LP, VIEX GP, LLC, VIEX Special Opportunities GP II, LLC, VIEX Capital Advisors, LLC, Eric Singer, John Mutch, Bradley L. Radoff, Peter T. Shaper, Potomac Capital Partners V, LP, Potomac Capital Management V, LLC, Potomac Capital Management, Inc. and Paul J. Solit, dated May 4, 2021.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2021

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC, its general partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC, its general partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer, individually and as attorney-in-fact for John Mutch, Bradley L. Radoff and Peter T. Shaper

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Potomac Capital Partners V, LP

By:	Potomac Capital Management V LLC

By:	/s/ Paul J. Solit
	Name:	Paul J. Solit
	Title:	Managing Member

Potomac Capital Management V LLC

By:	/s/ Paul J. Solit
	Name:	Paul J. Solit
	Title:	Managing Member

Potomac Capital Management Inc.

By:	/s/ Paul J. Solit
	Name:	Paul J. Solit
	Title:	President

/s/ Paul J. Solit
Paul J. Solit

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SCHEDULE A

Directors and Officers of Potomac Capital Management, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Paul J. Solit Principal	Sole Principal	299 Park Avenue, 21st Floor, New York, New York 10171	United States of America

CUSIP No. 482738101

SCHEDULE B

Transactions in Securities of the Issuer Since the Filing of Amendment No. 1

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase / Sale

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

Purchase of Common Stock	50,000	13.7000	04/19/2021

BRADLEY L. RADOFF

Purchase of Common Stock	25,000	13.7000	04/19/2021
Purchase of Common Stock	25,000	13.6956	04/27/2021
Purchase of Common Stock	25,000	13.7832	04/28/2021
Purchase of Common Stock	12,000	13.4345	04/30/2021
Purchase of Common Stock	10,590	13.4372	05/03/2021
Purchase of Common Stock	12,410	13.3531	05/04/2021

JOHN MUTCH

Purchase of Common Stock	10,000	13.6100	05/04/2021

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase / Sale

POTOMAC CAPITAL PARTNERS V, LP

Purchase of Common Stock	1,319	12.7693	03/16/2021
Purchase of Common Stock	17,041	12.7299	03/19/2021
Purchase of Common Stock	540	12.1100	03/29/2021
Purchase of Common Stock	3,736	12.6593	04/01/2021
Purchase of Common Stock	1,007	13.1184	04/09/2021
Purchase of Common Stock	56,183	13.6717	04/19/2021
Purchase of Common Stock	5,000	13.3133	04/20/2021
Purchase of Common Stock	1,440	13.5494	04/23/2021
Purchase of Common Stock	15,838	13.6927	04/27/2021
Purchase of Common Stock	10,000	13.6918	04/28/2021
Purchase of Common Stock	7,600	13.6386	04/29/2021
Purchase of Common Stock	13,300	13.4667	04/30/2021